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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)


EcoScience Corporation
(Name of Issuer)

Common Stock

- ---------------------------------------------------------------------------

(Title of Class of Securities)

279218101
(CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1746 (2-92)

SCHEDULE 13G

CUSIP No. 279218101                     Page 2 of 7 Pages

- ---------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Palo Alto Investors
IRS No.:  94-3088699
- ---------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a)/  /  (b)/X/
- ---------------------------------------------------------------------------
3  SEC USE ONLY
- ---------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

     *
- ---------------------------------------------------------------------------
      NUMBER OF          5    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           6    SHARED VOTING POWER
        EACH                  1,438,400
      REPORTING          --------------------------------------------------
       PERSON            7    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                              1,438,400
- ---------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,438,400
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     16.3%
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13G

CUSIP No. 279218101                     Page 3 of 7 Pages

ITEM 1.

     (a)  The name of the issuer is EcoScience Corporation.

     (b) The principal executive office of EcoScience Corporation is located at 377 Plantation Street, Worcester, MA 01605.


ITEM 2.

     (a)  The name of the person filing this statement is Palo Alto
Investors.

     (b) The principal business office of Palo Alto Investors is located at 431 Florence Street, Suite 200, Palo Alto, CA 94301.

     (c)  Palo Alto Investors is a California corporation.

     (d) This statement relates to shares of Common Stock of EcoScience Corporation (the "Stock").

     (e)  The CUSIP number of the Stock is 279218101.

                               SCHEDULE 13G

CUSIP No. 279218101                     Page 4 of 7 Pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /  Broker or Dealer registered under Section 15 of the Act.

     (b)  /  /  Bank as defined in section 3(a)(6) of the Act.

     (c)  /  /  Insurance Company as defined in section 3(a)(19) of the Act.

     (d) / / Investment Company registered under section 8 of the Investment Company Act.

     (e) /XX/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

     (g) / / Parent Holding Company, in accordance with section 240.13d-1(b)(1)(ii)(F)

     (h)  Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP.

     (a) Palo Alto Investors beneficially owns 1,438,400 shares of the Stock.

     (b) Palo Alto Investors beneficially owns 16.3% of the Stock outstanding.

     (c) (i) Palo Alto Investors has the sole power to vote or to direct the vote of 0 shares of the Stock.

           (ii) Palo Alto Investors has the shared power to vote or to direct the vote of 1,438,400 shares of the Stock.

           (iii) Palo Alto Investors has the sole power to dispose or to direct the disposition of 0 shares of the Stock.

           (iv) Palo Alto Investors has the shared power to dispose or to direct the disposition of 1,438,400 shares of the Stock.

                               SCHEDULE 13G

CUSIP No. 279218101                     Page 5 of 7 Pages


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.

Instruction:  Dissolution of a group requires a response to this item.

                               SCHEDULE 13G

CUSIP No. 279218101                     Page 6 of 7 Pages

ITEM. 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Palo Alto Investors is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Stock. The only individual client whose holdings of the Stock are more than 5 percent of the class is Banner Partners, a California limited partnership of which William C. Edwards is the general partner. Mr. Edwards has filed a Schedule 13D reflecting his holdings (through Banner Partners) of the Stock.

                               SCHEDULE 13G

CUSIP No. 279218101                     Page 7 of 7 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this amended statement is true, complete and correct.

DATED:     _________________, 1996

Palo Alto Investors


By:  /s/ William L. Edwards
     William L. Edwards, President

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